Exhibit 99.1

For investor and media inquiries, please contact:

In China:

Jeffrey Wang

Youdao, Inc.

Tel: +86-10-8255-8163 ext. 89980

E-mail: IR@rd.netease.com

Piacente Financial Communications

Helen Wu

Tel: +86-10-6508-0677

E-mail: youdao@thepiacentegroup.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: youdao@thepiacentegroup.com

Youdao Reports First Quarter 2026 Unaudited Financial Results

Hangzhou, China – May 21, 2026 – Youdao, Inc. (“Youdao” or the “Company”) (NYSE: DAO), an AI solutions provider specializing in learning and advertising, today announced its unaudited financial results for the first quarter ended March 31, 2026.

First Quarter 2026 Financial Highlights

•	Total net revenues were RMB1.3 billion (US$195.4 million), representing a 3.8% increase from the same period in 2025.

o	Net revenues from learning services were RMB627.5 million (US$91.0 million), representing a 4.2% increase from the same period in 2025.

o	Net revenues from smart devices were RMB109.4 million (US$15.9 million), representing a 42.6% decrease from the same period in 2025.

o	Net revenues from online marketing services were RMB611.1 million (US$88.6 million), representing a 20.9% increase from the same period in 2025.

•	Gross margin was 44.7%, compared with 47.3% for the same period in 2025.

•	Income from operations was RMB57.5 million (US$8.3 million), representing a 44.7% decrease from the same period in 2025.

•	Basic and diluted net income per American depositary share (“ADS”) attributable to ordinary shareholders were RMB0.33 (US$0.05) and RMB0.32 (US$0.05), respectively, compared with RMB0.65 and RMB0.64 for the same period of 2025. Non-GAAP basic and diluted net income per ADS attributable to ordinary shareholders were RMB0.38 (US$0.06) and RMB0.37 (US$0.05), respectively, compared with RMB0.69 and RMB0.68 for the same period of 2025.

“We entered 2026 with solid momentum, delivering our fourth consecutive quarter of year-over-year revenue growth and seventh consecutive quarter of operating profitability. Our operating margin improved sequentially, and operating cash flow strengthened significantly. At the same time, our strategic initiatives continued to gain traction, with both Youdao Lingshi gross billings and online marketing services revenue growing over 20% year-over-year. We also expanded our AI Agent matrix with the launches of LobsterAI and Youdao Baoku, extending the capabilities of our proprietary Confucius LLM across learning and productivity scenarios,” said Dr. Feng Zhou, Chief Executive Officer and Director of Youdao.

“Looking ahead, we remain firmly committed to our AI-Native Strategy. By continuously refining our vertical large language models for learning and advertising, and by expanding our portfolio of AI-native agents, we are enhancing how users learn, work and market. We will continue to improve user experience while driving sustainable progress in profitability and cash flow throughout the year,” Dr. Zhou concluded.

First Quarter 2026 Financial Results

Net Revenues

Net revenues for the first quarter of 2026 were RMB1.3 billion (US$195.4 million), representing a 3.8% increase from RMB1.3 billion for the same period of 2025.

Net revenues from learning services were RMB627.5 million (US$91.0 million) for the first quarter of 2026, representing a 4.2% increase from RMB602.4 million for the same period of 2025.

Net revenues from smart devices were RMB109.4 million (US$15.9 million) for the first quarter of 2026, representing a 42.6% decrease from RMB190.5 million for the same period of 2025, primarily due to a decline in demand for smart learning devices in the first quarter of 2026.

Net revenues from online marketing services were RMB611.1 million (US$88.6 million) for the first quarter of 2026, representing a 20.9% increase from RMB505.4 million for the same period of 2025. The year-over-year increase was mainly attributable to increased demand for performance-based advertisements through third parties’ internet properties, which was driven by Youdao’s continued investments in AI technology.

Gross Profit and Gross Margin

Gross profit for the first quarter of 2026 was RMB602.3 million (US$87.3 million), largely flat compared with RMB614.2 million for the same period of 2025. Gross margin was 44.7% for the first quarter of 2026, compared with 47.3% for the same period of 2025. The decrease was mainly due to the decline in gross profit margin of smart devices.

Gross margin for learning services was 60.2% for the first quarter of 2026, compared with 59.8% for the same period of 2025.

Gross margin for smart devices was 39.9% for the first quarter of 2026, compared with 52.3% for the same period of 2025. The decrease was mainly attributable to increased bill of materials cost for smart devices.

Gross margin for online marketing services was 29.6% for the first quarter of 2026, compared with 30.5% for the same period of 2025.

Operating Expenses

Total operating expenses for the first quarter of 2026 were RMB544.8 million (US$79.0 million), compared with RMB510.2 million for the same period of last year.

Sales and marketing expenses for the first quarter of 2026 were RMB382.2 million (US$55.4 million), representing an increase of 6.9% from RMB357.6 million for the same period of 2025. This increase was primarily driven by increasing sales and marketing efforts, as well as increased payroll-related expenses and outsourcing labor service fees associated with learning services in the first quarter of 2026.

Research and development expenses for the first quarter of 2026 were RMB115.4 million (US$16.7 million), remaining stable with the same period of 2025.

General and administrative expenses for the first quarter of 2026 were RMB47.2 million (US$6.8 million), representing an increase of 27.4% from RMB37.1 million for the same period of 2025. The increase was mainly attributable to an increase in expected credit losses on the Company’s accounts receivables in the first quarter of 2026.

Income from Operations

As a result of the foregoing, income from operations for the first quarter of 2026 was RMB57.5 million (US$8.3 million), compared with RMB104.0 million for the same period in 2025. The margin of income from operations was 4.3%, compared with 8.0% for the same period of last year.

Net Income Attributable to Youdao’s Ordinary Shareholders

Net income attributable to Youdao’s ordinary shareholders for the first quarter of 2026 was RMB38.6 million (US$5.6 million), compared with RMB76.7 million for the same period of last year. Non-GAAP net income attributable to Youdao’s ordinary shareholders for the first quarter of 2026 was RMB44.9 million (US$6.5 million), compared with RMB81.7 million for the same period of last year.

Basic and diluted net income per ADS attributable to ordinary shareholders for the first quarter of 2026 were RMB0.33 (US$0.05) and RMB0.32 (US$0.05), respectively, compared with RMB0.65 and RMB0.64 for the same period of 2025. Non-GAAP basic and diluted net income per ADS attributable to ordinary shareholders were RMB0.38 (US$0.06) and RMB0.37 (US$0.05), respectively, compared with RMB0.69 and RMB0.68 for the same period of 2025.

Other Information

As of March 31, 2026, Youdao’s cash, cash equivalents, current and non-current restricted cash, and short-term investments totaled RMB515.2 million (US$74.7 million), compared with RMB743.2 million as of December 31, 2025. For the first quarter of 2026, net cash used in operating activities was RMB93.1 million (US$13.5 million). Youdao’s ability to continue as a going concern is dependent on management’s ability to implement an effective business plan amid a changing regulatory environment, generate operating cash flows, and secure external financing for future development. As of March 31, 2026, Youdao has received various forms of financial support from NetEase Group, including, among others, RMB878.0 million in short-term loan, and US$118.0 million in long-term loans maturing on March 31, 2027, drawn from a US$300.0 million revolving loan facility. In April 2026, the Company and NetEase Group both approved an extension of the maturity date of the aforementioned US$300.0 million revolving loan facility to March 31, 2030, including the loans already drawn from it.

As of March 31, 2026, the Company’s contract liabilities, which mainly consisted of deferred revenues generated from Youdao’s learning services, were RMB667.0 million (US$96.7 million), compared with RMB847.7 million as of December 31, 2025.

Share Repurchase Program

On November 17, 2022, the Company announced that its Board of Directors had authorized the Company to adopt a share repurchase program in accordance with applicable laws and regulations for up to US$20.0 million of its Class A ordinary shares (including in the form of ADSs) during a period of up to 36 months beginning on November 18, 2022. This amount was subsequently increased to US$40.0 million in August 2023. In November 2025, the Board approved an amendment to this Program to extend its original expiration date by one year to November 17, 2026. As of March 31, 2026, the Company had repurchased a total of approximately 7.5 million ADSs in the open market under the share repurchase program for a total consideration of approximately US$33.8 million.

Conference Call

Youdao’s management team will host a teleconference call with a simultaneous webcast at 6:00 a.m. Eastern Time on Thursday, May 21, 2026 (Beijing/Hong Kong Time: 6:00 p.m., Thursday, May 21, 2026). Youdao’s management will be on the call to discuss the financial results and answer questions.

Dial-in details for the earnings conference call are as follows:

United States (toll free):	+1-888-346-8982
International:	+1-412-902-4272
Mainland China (toll free):	400-120-1203
Hong Kong (toll free):	800-905-945
Conference ID:	5620376

A live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.youdao.com.

A replay of the conference call will be accessible by phone one hour after the conclusion of the live call at the following numbers, until May 28, 2026:

United States:	+1-855-669-9658
International:	+1-412-317-0088
Replay Access Code:	5620376

About Youdao, Inc.

Youdao, Inc. (NYSE: DAO) is strategically positioned as an AI solutions provider specializing in learning and advertising. Youdao mainly offers learning services, online marketing services and smart devices – all powered by advanced technologies. Youdao was founded in 2006 as part of NetEase, Inc. (NASDAQ: NTES; HKEX: 9999), a leading internet technology company in China.

For more information, please visit: http://ir.youdao.com.

Non-GAAP Measures

Youdao considers and uses non-GAAP financial measures, such as non-GAAP net income attributable to the Company’s ordinary shareholders and non-GAAP basic and diluted net income per ADS, as supplemental metrics in reviewing and assessing its operating performance and formulating its business plan. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Youdao defines non-GAAP net income attributable to the Company’s ordinary shareholders as net income attributable to the Company’s ordinary shareholders excluding share-based compensation expenses, gain from fair value change of long-term investment and adjustment for GAAP to non-GAAP reconciling item for the (income)/loss attributable to noncontrolling interests. Non-GAAP net income attributable to the Company’s ordinary shareholders enables Youdao’s management to assess its operating results without considering the impact of these items, which are non-cash charges in nature. Youdao believes that these non-GAAP financial measures provide useful information to investors in understanding and evaluating the Company’s current operating performance and prospects in the same manner as management does, if they so choose.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools, which possibly do not reflect all items of expense that affect our operations. In addition, the non-GAAP financial measures Youdao uses may differ from the non-GAAP measures uses by other companies, including peer companies, and therefore their comparability may be limited.

For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this release.

The accompanying table has more details on the reconciliation between our GAAP financial measures that are mostly directly comparable to non-GAAP financial measures. Youdao encourages you to review its financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.8980 to US$1.00, the exchange rate on March 31, 2026 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred to could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Further information regarding such risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

YOUDAO, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(RMB and USD in thousands)

	As of December 31,	As of March 31,	As of March 31,
	2025	2026	2026
	RMB	RMB	USD (1)

Assets
Current assets:
Cash and cash equivalents	439,731	315,226	45,698
Restricted cash	1,990	1,846	268
Short-term investments	298,290	194,923	28,258
Accounts receivable, net	381,243	326,381	47,315
Inventories	140,776	116,763	16,927
Amounts due from NetEase Group	321,359	315,795	45,781
Prepayment and other current assets	139,117	149,084	21,612
Total current assets	1,722,506	1,420,018	205,859

Non-current assets:
Property, equipment and software, net	44,603	41,850	6,067
Operating lease right-of-use assets, net	46,943	49,797	7,219
Long-term investments	19,811	21,141	3,065
Goodwill	109,944	109,944	15,939
Other assets, net	31,238	30,233	4,382
Total non-current assets	252,539	252,965	36,672

Total assets	1,975,045	1,672,983	242,531

Liabilities and Shareholders’ Deficit
Current liabilities:
Accounts payables	110,003	83,510	12,106
Payroll payable	294,824	162,205	23,515
Amounts due to NetEase Group	22,818	32,770	4,751
Contract liabilities	847,707	666,968	96,690
Taxes payable	43,515	86,528	12,544
Accrued liabilities and other payables	738,045	803,955	116,549
Short-term loan from NetEase Group	878,000	878,000	127,283
Total current liabilities	2,934,912	2,713,936	393,438

Non-current liabilities:
Long-term lease liabilities	18,840	21,372	3,098
Long-term loans from NetEase Group	926,588	814,866	118,131
Other non-current liabilities	28,802	24,475	3,548
Total non-current liabilities	974,230	860,713	124,777

Total liabilities	3,909,142	3,574,649	518,215

Shareholders’ deficit:
Youdao’s shareholders’ deficit	(1,974,058)	(1,935,937)	(280,652)
Noncontrolling interests	39,961	34,271	4,968
Total shareholders’ deficit	(1,934,097)	(1,901,666)	(275,684)

Total liabilities and shareholders’ deficit	1,975,045	1,672,983	242,531

Note 1:

The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00=RMB6.8980 on the last trading day of March (March 31, 2026) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

YOUDAO, INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(RMB and USD in thousands, except share and per ADS data)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2025	2025	2026	2026
	RMB	RMB	RMB	USD (1)
Net revenues:
Learning services	602,414	727,233	627,477	90,965
Smart devices	190,498	176,545	109,405	15,860
Online marketing services	505,350	660,914	611,140	88,597
Total net revenues	1,298,262	1,564,692	1,348,022	195,422

Cost of revenues (2)	(684,035)	(859,314)	(745,729)	(108,108)
Gross profit	614,227	705,378	602,293	87,314

Operating expenses:
Sales and marketing expenses (2)	(357,641)	(437,143)	(382,183)	(55,405)
Research and development expenses (2)	(115,474)	(142,645)	(115,371)	(16,725)
General and administrative expenses (2)	(37,071)	(65,387)	(47,238)	(6,848)
Total operating expenses	(510,186)	(645,175)	(544,792)	(78,978)
Income from operations	104,041	60,203	57,501	8,336

Interest income	517	825	935	136
Interest expense	(16,104)	(14,919)	(13,609)	(1,973)
Others, net	(960)	(10,665)	3,483	504
Income before tax	87,494	35,444	48,310	7,003

Income tax (expenses)/benefits	(9,895)	510	(4,497)	(652)
Net income	77,599	35,954	43,813	6,351
Net (income)/loss attributable to noncontrolling interests	(856)	12,292	(5,236)	(759)
Net income attributable to ordinary shareholders of the Company	76,743	48,246	38,577	5,592

Basic net income per ADS	0.65	0.41	0.33	0.05
Diluted net income per ADS	0.64	0.40	0.32	0.05

Shares used in computing basic net income per ADS	117,594,976	118,601,505	118,671,804	118,671,804
Shares used in computing diluted net income per ADS	119,504,097	120,288,530	120,444,180	120,444,180

Note 1:

The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00=RMB6.8980 on the last trading day of March (March 31, 2026) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Note 2:
Share-based compensation in each category:
Cost of revenues	612	362	300	43
Sales and marketing expenses	728	792	1,300	188
Research and development expenses	2,352	9,723	4,781	693
General and administrative expenses	1,538	2,647	2,241	326

YOUDAO, INC.

UNAUDITED ADDITIONAL INFORMATION

(RMB and USD in thousands)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2025	2025	2026	2026
	RMB	RMB	RMB	USD

Net revenues
Learning services	602,414	727,233	627,477	90,965
Smart devices	190,498	176,545	109,405	15,860
Online marketing services	505,350	660,914	611,140	88,597
Total net revenues	1,298,262	1,564,692	1,348,022	195,422

Cost of revenues
Learning services	242,111	272,528	250,027	36,247
Smart devices	90,851	109,291	65,713	9,526
Online marketing services	351,073	477,495	429,989	62,335
Total cost of revenues	684,035	859,314	745,729	108,108

Gross margin
Learning services	59.8%	62.5%	60.2%	60.2%
Smart devices	52.3%	38.1%	39.9%	39.9%
Online marketing services	30.5%	27.8%	29.6%	29.6%
Total gross margin	47.3%	45.1%	44.7%	44.7%

YOUDAO, INC.
UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS
(RMB and USD in thousands, except share and per ADS data)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2025	2025	2026	2026
	RMB	RMB	RMB	USD

Net income attributable to ordinary shareholders of the Company	76,743	48,246	38,577	5,592
Add: share-based compensation	5,230	13,524	8,622	1,250
Less: gain from fair value change of long-term investment	-	-	(1,339)	(194)
Less: GAAP to non-GAAP reconciling item for the (income)/loss attributable to noncontrolling interests	(297)	(3,024)	(970)	(141)
Non-GAAP net income attributable to ordinary shareholders of the Company	81,676	58,746	44,890	6,507

Non-GAAP basic net income per ADS	0.69	0.50	0.38	0.06
Non-GAAP diluted net income per ADS	0.68	0.49	0.37	0.05

Shares used in computing non-GAAP basic net income per ADS	117,594,976	118,601,505	118,671,804	118,671,804
Shares used in computing non-GAAP diluted net income per ADS	119,504,097	120,288,530	120,444,180	120,444,180